File No. 70-8461

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 15
                             (Post-Effective No. 12)
                                       TO
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

          ALABAMA POWER COMPANY                         GULF POWER COMPANY
          600 North 18th Street                        500 Bayfront Parkway
       Birmingham, Alabama  35291                    Pensacola, Florida  32501

          GEORGIA POWER COMPANY                      MISSISSIPPI POWER COMPANY
        333 Piedmont Avenue, N.E.                         2992 West Beach
         Atlanta, Georgia  30308                   Gulfport, Mississippi  39501

                       SAVANNAH ELECTRIC AND POWER COMPANY
                               600 East Bay Street
                             Savannah, Georgia 31401

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

     Art P. Beattie, Vice President,                 Warren E. Tate, Secretary
         Secretary and Treasurer                           and Treasurer
          Alabama Power Company                         Gulf Power Company
          600 North 18th Street                        500 Bayfront Parkway
       Birmingham, Alabama  35291                    Pensacola, Florida  32501

    Judy M. Anderson, Vice President                Michael W. Southern, Vice
         and Corporate Secretary             President, Secretary and Treasurer
          Georgia Power Company                      Mississippi Power Company
        333 Piedmont Avenue, N.E.                         2992 West Beach
         Atlanta, Georgia  30308                   Gulfport, Mississippi  39501

                   Kirby R. Willis, Vice President, Treasurer
                           and Chief Financial Officer
                       Savannah Electric and Power Company
                               600 East Bay Street
                             Savannah, Georgia 31401

                   (Names and addresses of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

             W. L. Westbrook                            John D. McLanahan, Esq.
        Financial Vice President                    Troutman Sanders LLP
          The Southern Company                   600 Peachtree Street, N.E.
        270 Peachtree Street, NW                         Suite 5200
         Atlanta, Georgia  30303                Atlanta, Georgia  30308-2216



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ITEM 1.        DESCRIPTION OF PROPOSED TRANSACTIONS.

               "It is considered that the record is now complete with respect to the issuance by Georgia Power Capital Trust III of $189,250,000 aggregate liquidation amount of its Trust Preferred Securities and the related issuance by Georgia of the related series of Junior Subordinated Notes and the Guarantee. The terms of such Trust Preferred Securities, Junior Subordinated Notes and Guarantee will be as particularly described in Amendment No. 9 previously filed herein.
               The applicants request that the Commission reserve jurisdiction, pending completion of the record, over the issuance and sale of preferred securities through December 31, 2005, as follows: $500,000,000 for Alabama; $310,750,000 for Georgia; $50,000,000 for Gulf; $75,000,000 for Mississippi; and
$40,000,000 for Savannah.

               As described in Amendment No. 9, the Trust will issue only one series of Trust Preferred Securities (the "Trust Preferred Securities") and the distribution rate to be borne by the Trust Preferred Securities will not exceed 12.5% per annum (expressed as a percentage of liquidation amount) and shall also be the distribution rate for the Trust Common Securities and the interest rate for the related Junior Subordinated Notes (the "Securities Rate"). The Junior Subordinated Notes will have a maturity of up to 50 years and will not be convertible into any other securities or assets of Georgia or the Trust. In addition, in view of the fact that the proceeds of the sale of the Trust Preferred Securities will be loaned to Georgia, Georgia will agree to pay the underwriters' compensation for their services in an amount not exceeding 4% of the aggregate liquidation amount of such Trust Preferred Securities."


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ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         The estimated fees and expenses to be incurred by Georgia in connection herewith are as follows:
Filing fees - Securities and Exchange Commission.....................  $ 60,607
Fees and Expenses of Trustees........................................    12,500
Listing on New York Stock Exchange...................................    58,300
Printing charges.....................................................    75,000
Rating Agency Fees...................................................   107,000
Services of Southern Company Services, Inc...........................    30,000
Fees and Expenses of counsel.........................................    45,000
Blue sky fees and expenses...........................................     3,500
Fees of accountants, Arthur Andersen LLP.............................    42,000
Miscellaneous........................................................    26,093
               TOTAL.................................................  $460,000



ITEM 3.   APPLICABLE STATUTORY PROVISIONS.

         3.2 Rule 54 Analysis: The proposed transaction is also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At April 30, 1997, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.102 billion, or about 56.38% of Southern's "consolidated retained earnings," also as defined in Rule

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53(a)(1), for the four quarters ended March 31, 1997 ($3,728 million). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 16501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing (viz. Issuance of preferred securities by Georgia Power Capital Trust III) would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the

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Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

         The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). As of year-end 1996, that ratio was 52.9% equity and 47.1% debt (including $1.74 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs); and as of March 31, 1997, following completion of Southern's acquisition of a controlling interest in Consolidated Electric Power Asia Ltd., the comparable ratio was 48.7% equity and 51.3% debt (including $3.82 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). On a pro forma basis, taking into account the effect of the proposed of the proposed issuance of preferred securities by Georgia Power Capital Trust III, consolidated capitalization would change only slightly to 49.1% equity and 50.9% debt. Thus, since the date of the Rule 53(c) Order, there has been no material change in Southern's consolidated capitalization ratio, which


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generally remains within accepted industry ranges and limits that rating agencies set for "A" rated utility companies.1

         Southern's consolidated retained earnings grew on average approximately 8.8% per year from 1991 through 1995. In 1996, consolidated retained earnings increased $280,365,000, or slightly more than 8%. The small reduction in the rate of earnings growth was primarily attributable to reduced domestic utility sales due to mild weather conditions throughout most of 1996 in the southeastern United States. Earnings attributable to Southern's investments in EWGs and FUCOs continued to contribute modestly to consolidated retained earnings.

         Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had any adverse impact on Southern's financial integrity.

         Reference is made to Exhibit I filed herewith which reflects capitalization at March 31, 1997 and the Statement of Income for the twelve months ended March 31, 1997 for The Southern Company and subsidiaries consolidated. In addition, the exhibit is adjusted to give effect to the proposed issuance of $189,250,000 of preferred securities by Georgia Power Capital Trust III.


1 Currently, capitalization ratios (including short-term debt and non-recourse project debt) for "A" rated utilities are as follows:

                                    `A' Industry              Benchmark `A'
                                    Average*                  Range*

                  Equity            51%                       51 - 53%
                  Debt              49%                       47 - 49%

               *(Source:  Standard & Poor's Utilities Rating Service, Financial
                Statistics, Twelve Months Ended September 30, 1996. The Benchmark `A' Range includes High Average and Average Business Positions).



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ITEM 6.        EXHIBITS AND FINANCIAL STATEMENTS.

         A.    Exhibits:

               A-1 - Trust Agreement of Georgia Power Capital Trust III. (Designated in Form S-3 File Nos. 333-06037, 333-06037-01,
                    333-06037-02, and 333-06037-03, as Exhibit 4.4-C.)

               A-2  - Form of Amended and Restated Trust Agreement for Georgia
                      Power Capital Trust III. (Designated in Form S-3 File Nos. 333-06037, 333-06037-01, 333-06037-02, and 333-06037-03,
                      as Exhibit 4.5-C.)

               B-1  - Form of Subordinated  Note Indenture between Georgia Power
                      Company and The Chase Manhattan Bank, as Trustee. (Designated in Form S-3 File Nos. 333-06037, 333-06037-01,
                      333-06037-02, and 333-06037-03, as Exhibit 4.1.)

               B-2  -  Form of Supplemental Indenture to Subordinated Note
                       Indenture between Georgia Power Company and The Chase Manhattan Bank, as Trustee. (Designated in Form S-3 File Nos. 333-06037, 333-06037-01, 333-06037-02, and
                       333-06037-03, as Exhibit 4.2.)

               B-3  -  Forms of Guarantee with respect to Preferred
                       Securities of Georgia Power Capital Trust I,
                       Georgia Power Capital Trust II and Georgia Power Capital Trust III. (Designated in Form S-3 File Nos. 333-06037, 333-06037-01, 333-06037-02, and
                       333-06037-03, as Exhibits 4.8-A, 4.8-B and 4.8-C.)

               C-1  -  Registration Statement under the Securities Act of 1933.
                       (Filed electronically May 30, 1997, File Nos. 333-28189
                        and 333-28189-01.)

               C-2  -  Amendment No. 1 to Registration Statement under the
                       Securities Act of 1933. (Filed electronically June 5, 1997, File Nos. 333-28189 and 333-28189-01.)

               F-2  - Opinion of Troutman Sanders LLP, counsel for Georgia.

               I    -  Capitalization and Income Statement of The Southern
                       Company and Subsidiary Companies after giving effect to the issuance of the preferred securities.

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         B.    Financial Statements.

               Balance sheet of Georgia at March 31, 1997. (Designated in Georgia's Form 10-Q for the quarter ended March 31, 1997, File No. 1-6468.)

               Statements of Income of Georgia for the period ended March 31, 1997. (Designated in Georgia's Form 10-Q for the quarter ended March 31, 1997, File No. 1-6468.)


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                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date: June 10, 1997           ALABAMA POWER COMPANY


                              By:/s/ Wayne Boston
                                 Wayne Boston,  Assistant Secretary



                              GEORGIA POWER COMPANY


                               By:/s/ Wayne Boston
                                    Wayne Boston,  Assistant Secretary



                              GULF POWER COMPANY


                               By:/s/ Wayne Boston
                                     Wayne Boston,  Assistant Secretary



                              MISSISSIPPI POWER COMPANY


                              By:/s/ Wayne Boston
                                    Wayne Boston,  Assistant Secretary



                              SAVANNAH ELECTRIC AND POWER COMPANY


                          By:/s/ Wayne Boston
                                 Wayne Boston,  Assistant Secretary